Exhibit 99.16

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020 AND 2019

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) (Unaudited)

		As at	As at
ASSETS	Notes	June 30, 2020	December 31, 2019
Current
Cash and cash equivalents		$51,617	$21,485
Restricted cash	7(b)	750	1,500
Accounts receivable		1,538	7,680
Inventories	3	20,563	19,377
Other current assets	4	16,486	25,523
		90,954	75,565
Non-Current
Mineral, property, plant and equipment	5	285,169	339,516
Exploration and evaluation assets	6	19,771	25,878
Deposits		493	1,200
Deferred income tax assets		23,316	13,099
Other non-current assets		627	7,416
		329,376	387,109
Total Assets		$420,330	$462,674

LIABILITIES
Current
Accounts payable and accrued liabilities		$33,779	$43,694
Current portion of loans and borrowings	7	25,793	18,984
Current portion of value added, payroll and other taxes payable		10,902	13,994
Current portion of derivatives	15	43,907	650
Current portion of lease liabilities		2,306	3,159
		116,687	80,481
Non-Current
Loans and borrowings	7	157,482	140,386
Provisions		24,955	33,581
Value added, payroll and other taxes		2,726	5,694
Derivatives	15	20,489	1,059
Lease liabilities		460	487
Other non-current liabilities		1,806	1,928
		207,918	183,135
Total Liabilities		324,605	263,616

SHAREHOLDERS’ EQUITY
Share capital	8	122,819	120,492
Equity reserves		(84,596)	(24,489)
Retained earnings		56,993	102,220
Equity attributable to owners of the Company		95,216	198,223
Non-controlling interests		509	835
		95,725	199,058
Total Liabilities and Equity		$420,330	$462,674

Nature of operations (Note 1); Contingencies (Note 17)

APPROVED ON BEHALF OF THE BOARD:

“David Strang” , CEO & Director                         ”Matthew Wubs”                     , Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenue	9	$70,760	$76,474	$138,505	$148,515
Cost of product sold	10	(30,114)	(43,282)	(65,925)	(81,422)
Sales expenses		(1,114)	(1,107)	(2,396)	(2,414)
Gross profit		39,532	32,085	70,184	64,679
Expenses
General and administrative	11	(6,073)	(7,127)	(13,576)	(13,750)
Share-based compensation	8(a) to (c)	(2,723)	(1,292)	(4,772)	(3,135)
Income before the undernoted		30,736	23,666	51,836	47,794
Other income (expenses)
Finance income		530	106	997	242
Finance expense	12	(2,845)	(6,398)	(9,496)	(13,208)
Foreign exchange gain (loss)	13	(16,322)	1,583	(98,244)	1,295
Loss on debt settlement		-	(1,783)	-	(1,783)
Other income (expenses)		(802)	109	(1,495)	1,157
Income (loss) before income taxes		11,297	17,283	(56,402)	35,497
Income tax recovery (expense)
Current		(2,798)	(2,678)	(3,889)	(6,896)
Deferred		(791)	651	15,004	2,138
		(3,589)	(2,027)	11,115	(4,758)
Net income (loss) for the period		7,708	15,256	(45,287)	30,739
Other comprehensive income (loss)
Foreign currency translation income (loss)		(14,041)	2,701	(63,960)	1,288
Comprehensive income (loss)		$(6,333)	$17,957	$(109,247)	$32,027
Net income (loss) attributable to:
Owners of the Company		7,526	15,111	(45,227)	30,434
Non-controlling interests		182	145	(60)	305
		$7,708	$15,256	$(45,287)	$30,739
Comprehensive income (loss) attributable to:
Owners of the Company		(6,459)	17,801	(108,931)	31,717
Non-controlling interests		126	156	(316)	310
		$(6,333)	$17,957	$(109,247)	$32,027
Net income (loss) per share attributable to
owners of the Company	8(e)
Net income (loss) per share
Basic		$0.09	$0.18	$(0.53)	$0.36
Diluted		$0.08	$0.17	$(0.53)	$0.34
Weighted average number of common shares
outstanding
Basic		85,933,443	85,032,841	85,846,319	84,920,351
Diluted		91,428,969	90,696,926	85,846,319	90,401,277

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statement of Changes in Shareholders’ Equity (Amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

		Share Capital		Equity Reserves
		Number of		Contributed	Foreign	Retained		Non-controlling
	Notes	shares	Amount	surplus	exchange	earnings	Total	interest	Total equity
Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Loss for the period		-	-	-	-	(45,227)	(45,227)	(60)	(45,287)
Other comprehensive loss for the period		-	-	-	(63,704)	-	(63,704)	(256)	(63,960)
Total comprehensive loss for the period		-	-	-	(63,704)	(45,227)	(108,931)	(316)	(109,247)
Shares issued for:
Exercise of options and warrants		594,313	2,327	(671)	-	-	1,656	-	1,656
Share-based compensation	8(a) to (c)	-	-	4,268	-	-	4,268	-	4,268
Dividends to non-controlling interest		-	-	-	-		-	(10)	(10)
Balance, June 30, 2020		86,297,959	$122,819	$12,681	$(97,277)	$56,993	$95,216	$509	$95,725
Balance, December 31, 2018		84,738,650	$117,944	$3,897	$(28,652)	$10,337	$103,526	$296	$103,822
Income for the period		-	-	-	-	30,434	30,434	305	30,739
Other comprehensive income for the period		-	-	-	1,283	-	1,283	5	1,288
Total comprehensive income for the period		-	-	-	1,283	30,434	31,717	310	32,027
Shares issued for:
Exercise of options and warrants		448,330	1,529	(396)	-	-	1,133	-	1,133
Share-based compensation		-	-	3,135	-	-	3,135	-	3,135
Balance, June 30, 2019		85,186,980	$119,473	$6,636	$(27,369)	$40,771	$139,511	$606	$140,117

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flows (Amounts in thousands of US Dollars) (Unaudited)

	Three months ended	Three months ended	Six months ended June	Six months ended June
	June 30, 2020	June 30, 2019	30, 2020	30, 2019
Cash Flows from / (used in) Operating Activities
Net income (loss) for the period	$7,708	$15,256	$(45,287)	$30,739
Adjustments for:
Amortization and depreciation	9,261	11,222	19,742	23,361
Income tax expense (recovery)	3,589	2,027	(11,115)	4,758
Loss on debt settlement	-	1,783	-	1,783
Write-off of plant and equipment	48	940	48	1,268
Provisions	212	(113)	555	47
Share-based compensation	2,723	1,292	4,772	3,135
Finance income	(530)	(106)	(997)	(242)
Finance expenses	2,845	6,398	9,496	13,208
Foreign exchange loss	16,322	(1,583)	98,244	(1,295)
Changes in:
Accounts receivable	(98)	11,568	5,764	(333)
Inventories	(3,044)	3,392	(4,981)	(3,367)
Other assets	2,473	(1,106)	3,914	(1,088)
Accounts payable and accrued liabilities	7,386	(1,976)	6,328	(6,457)
Deferred revenue	-	21	-	4,332
Value added, payroll and other taxes	(1,724)	(7,174)	1,063	(3,548)
	47,171	41,841	87,546	66,301
Derivative contract settlements	(4,363)	(14)	(7,014)	709
Provision settlements	(338)	(715)	(748)	(831)
Income taxes paid	-	(3,808)	-	(3,808)
	42,470	37,304	79,784	62,371
Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(30,375)	(19,065)	(58,742)	(41,016)
Additions to exploration and evaluation assets	(34)	(429)	(88)	(604)
Other investments	47	-	565	17
	(30,362)	(19,494)	(58,265)	(41,603)
Cash Flows from / (used in) Financing Activities
Restricted cash	375	372	750	750
Lease liability payments	(1,016)	(917)	(2,187)	(1,819)
New loans and borrowings, net of finance costs	5,309	12,865	50,998	17,539
Loans and borrowings paid	(7,854)	(14,403)	(29,084)	(17,387)
Interest paid on loans and borrowings	(1,284)	(2,570)	(3,732)	(5,390)
Other finance expenses	(540)	(765)	(1,306)	(1,628)
Issuance of share capital, net of issuance costs	1,357	590	1,656	1,133
	(3,653)	(4,828)	17,095	(6,802)
Effect of exchange rate changes on cash and cash
equivalents	(1,176)	1,011	(8,482)	574
Net increase in cash and cash equivalents	7,279	13,993	30,132	14,540
Cash and cash equivalents - beginning of period	44,338	19,488	21,485	18,941
Cash and cash equivalents - end of period	$51,617	$33,481	$51,617	$33,481

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

1.	Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the Vale do Curaçá Property and the Boa Esperança Property (Note 6). MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the exploration and commercialization of gold as its main product and silver as its sub-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the six months ended June 30, 2020, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Reais or potential future decreases in revenue or the profitability of ongoing operations. During the six months ended June 30, 2020, the Company and its subsidiaries have drawn down $14.0 million and BRL $97.6 million ($17.8 million) under various credit facilities as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and, except as disclosed in note 2(b) below, follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on August 6, 2020.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

b)	New Accounting Standards and Interpretations Adopted in the Current Period

The following new and amended IFRS pronouncements were adopted effective January 1, 2020 and had no impact to the Company’s financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•	On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

c) Use of Judgments and Estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2019, except for those applied for derivatives.

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk. Derivative instruments are classified within Level 2 of the fair value hierarchy.

3.	Inventories

	June 30, 2020	December 31, 2019
Supplies and consumables	$15,286	$13,878
Stockpile	1,368	2,556
Work in progress	1,474	2,164
Finished goods	2,435	779
	$20,563	$19,377

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) (Unaudited)

4.	Other Current Assets

	June 30, 2020	December 31, 2019
Advances to suppliers	$797	$1,046
Prepaid expenses	2,530	4,779
Advances to employees (a)	793	2,829
Value added federal taxes recoverable (b)	12,366	16,869
	$16,486	$25,523

(a)	Advances to employees include short term advances of salary, vacation and other benefits granted to employees of the Company’s subsidiary MCSA.

(b)	$9.2 million of this balance (December 31, 2019 - $12.2 million) relates to a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payments. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales. During the three and six months ended June 30, 2020, the Company used $1.6 million and $4.8 million of these credits, respectively, to offset current income taxes payable.

5.	Mineral, Property, Plant and Equipment

Additions to mineral, property, plant and equipment totaled $33.7 million and $61.5 million during the three and six months ended June 30, 2020 respectively (three and six months ended June 30, 2019 - $22.5 million and $49.7 million, respectively), of which $0.1 million and $6.4 million was obtained through financing arrangements with equipment suppliers, respectively (three and six months ended June 30, 2019 – nil and $2.1 million, respectively).

Certain equipment is secured by the equipment finance loans (note 7).

Included in mineral, property, plant and equipment is $5.4 million (December 31, 2019 - $7.3 million) related to the value of mineral resources beyond proven and probable reserves not currently being amortized. In addition, $61.8 million (December 31, 2019 - $52.7 million) related to projects in progress are not currently being amortized.

6.	Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Boa Esperança Property located in the Municipality of Tucumã, in the state of Pará, Brazil which consists of a single mineral concession. This prospective copper/gold property is in advanced stages of exploration with various geological mineral resource studies and is the subject of a completed feasibility study.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

7. Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	June 30, 2020	December 31, 2019
Bank loan (at acquisition)	BRL R$	Unsecured	79 months	CDI + 0.5%	4,599	4,060	5,941
Bank loan (MCSA)	USD	Unsecured	6 months	4.43%	750	752	1,503
Bank loan (MCSA)	BRL R$	Unsecured	-	CDI + 3.7%	-	-	204
Line of credit (MCSA)	BRL R$	Unsecured	9 months	CDI + 9.0%	4,109	4,121	-
Line of credit (MCSA)	BRL R$	Unsecured	0 - 12 months	13.20%-24.34%	11,360	11,480	-
Lines of credit (NX Gold)	BRL R$	Unsecured	0 - 8 months	14.34%-14.98%	2,739	2,769	670
Equipment finance loan (Plural)	BRL R$	Secured	17 months	CDI + 7.0%	1,552	1,562	2,892
Equipment finance loans	BRL R$	Secured	12 - 49 months	12.95%-16.49%	1,251	1,374	5,585
Equipment finance loans	EURO	Secured	25 - 31 months	5.5%-7.0%	2,784	2,816	3,996
Equipment finance loans	USD	Secured	23 - 39 months	6.50%-7.95%	5,142	5,213	4,125
Senior non-revolving credit facility	USD	Secured	45 months	LIBOR + 2.50%-4.25%	75,000	74,564	79,091
Senior revolving credit facility	USD	Secured	45 months	LIBOR + 2.50%-4.25%	75,000	74,564	55,363
Total					$184,286	$183,275	$159,370

Current portion:	$25,793	$18,984
Non-current portion:	$157,482	$140,386

	June 30, 2020	June 30, 2019
Balance, beginning of year	$159,370	$152,234
New senior revolving credit facility, net	13,668	10,623
New equipment finance loans	8,134	9,089
New lines of credit	35,584	-
Principal and interest payments	(32,816)	(22,777)
Interest accretion	5,273	5,860
Loss on debt settlement	-	1,783
Effect of foreign exchange rate changes	(5,938)	48
Balance, end of period	$183,275	$156,860

(a)	Senior credit facility

The Company has a $150 million facility from a syndicate of Canadian financial institutions. The facility is comprised of a $75 million (December 31, 2019 - $80 million) senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75 million (December 31, 2019 - $70 million) senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”).

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

On March 31, 2020, the Company amended the Facilities to reduce its cost of borrowing by 25 to 50 basis points, depending on the consolidated leverage ratio, and to defer the scheduled principal payments for two years.

The Term Facility now matures on March 31, 2024 and requires principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility is now payable in full at maturity on March 31, 2024. The Facilities bear interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are also on a sliding scale between 0.63% to 1.06%. The Company determined that the amendments were a non-substantial modification. In March 2020, the Company drew down the remainder of the amount available under the Facilities totaling $14.0 million ($13.7 million net of transaction costs). The Term Facility previously had a five-year term with equal quarterly principal payments beginning on December 13, 2020, while the Revolving Credit Facility was payable at maturity on December 13, 2022. The Facilities previously bore interest on a sliding scale at a rate of LIBOR plus 2.75% to 4.75% depending on the Company’s consolidated leverage ratio at the time.

The Facilities include standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from prior amendments.

The Facilities are secured by pledges of shares of MCSA, Ero Gold and NX Gold. The Company is required to comply with certain financial covenants. As of the date of these consolidated financial statements, the Company is in compliance with these covenants.

In January 2019, the Company entered into an interest rate swap transaction with a Canadian financial institution whereby the floating interest on a notional amount of $65.0 million of the Term Facility was swapped for a fixed interest rate of 2.69%. This interest rate swap transaction is in effect for the majority of term of the Term Facility, with the notional amount reduced as principal payments are made. Interest swap settlements are being made on a quarterly basis.

(b)	Bank loan and equipment finance loans

The bank loan (at acquisition) relates to the Company’s subsidiary, MCSA, and was recognized at the date of acquisition at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.29%.

As per the terms of one of MCSA’s bank loans, the Company is required to maintain a separate debt service bank account with sufficient funds to guarantee scheduled principal payments by MCSA. At June 30, 2020, $0.8 million was on deposit (December 31, 2019 - $1.5 million) in the designated debt service account and is presented as restricted cash in the statement of financial position.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at June 30, 2020. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)	MCSA and NX Gold lines of credit

At June 30, 2020, the Company’s subsidiaries, MCSA and NX Gold, have the following credit facilities available:

MCSA entered into a credit agreement in 2019 for a non-revolving line of credit of up to BRL $30.0 million at an interest rate of CDI (“Brazilian Interbank Deposit Rate”) + 9% per annum. MCSA may drawdown on this line of credit at any time until November 30, 2020. In addition, in 2019 MCSA also entered into a second credit agreement for a total of up to BRL $30.0 million at an interest rate of 14.98% per annum. MCSA may drawdown on this line of credit at any time until August 27, 2020. The Company and NX Gold provide unsecured guarantees for these credit agreements. At June 30, 2020, BRL $52.9 million ($9.7 million) (December 31, 2019 - $nil) had been drawn from these credit facilities, which represents the maximum amount available under the credit facilities at June 30, 2020.

During the three months ended June 30, 2020, MCSA entered into a credit agreement for a line of credit of up to BRL $14.9 million at an interest rate of 14.3% per annum. MCSA may drawdown on this line of credit at any time until November 23, 2020. The Company provides an unsecured guarantee for this credit agreement. At June 30, 2020, BRL $14.9 million ($2.7 million) had been drawn from this credit facility.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

During the three months ended June 30, 2020, MCSA entered into various credit agreements for lines of credit of up to a total of BRL $17.5 million at various interest rates. The interest rates on these credit agreements range from 13.20% to 24.34%. At June 30, 2020, BRL $17.5 million ($3.2 million) has been drawn from these credit facilities.

NX Gold entered into an agreement in 2019 for a line of credit of up to BRL $7.5 million at an interest rate of 14.98% per annum. NX Gold may drawdown on this line of credit at any time until August 27, 2020. As at June 30, 2020, BRL $7.5 million ($1.4 million) (December 31, 2019 - BRL $2.7 million ($0.7 million)) has been drawn from NX Gold’s line of credit.

In addition, during the six months ended June 30, 2020, NX Gold entered into a second credit agreement for a line of credit of up to BRL $7.5 million at an interest rate of 14.34% per annum. NX Gold may drawdown on this line of credit at any time until February 22, 2021. NX Gold is using BRL $1.5 million of this line of credit to provide a letter of credit to a supplier until January 31, 2022. The Company provides unsecured guarantees for these credit agreements. At June 30, 2020, BRL $7.5 million ($1.4 million) (December 31, 2019 - $nil) had been drawn from this line of credit.

8. Share Capital

As at June 30, 2020, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2020, 86,297,959 common shares were outstanding.

(a)	Options

As at June 30, 2020, the following stock options were outstanding:

	Number of	Weighted Weighted Average	Vested and Exercisable Number of		Weighted Average Remaining
Expiry Date	Stock Options	Exercise Price	Stock Options		Life in Years
May 15, 2022	683,890	1.50	USD	683,890	1.87
July 10, 2022	60,000	1.50	USD	26,666	2.03
November 24, 2022	318,000	6.48	CSD	212,000	2.40
December 7, 2022	1,338,336	6.74	CSD	891,669	2.44
January 18, 2023	60,000	7.95	CSD	40,000	2.55
January 23, 2023	41,667	7.76	CSD	41,667	2.57
June 19, 2023	144,000	10.25	CSD	94,000	2.97
July 16, 2023	200,000	9.01	CSD	66,666	3.04
December 31, 2023	1,085,983	9.76	CSD	315,637	3.50
January 2, 2024	125,000	9.80	CSD	125,000	3.51
August 15, 2024	40,000	21.09	CSD	40,000	4.13
December 12, 2024	470,228	20.52	CSD	-	4.45
January 2, 2025	73,456	23.42	CSD	43,456	4.51
	4,640,560	6.44	USD	2,580,651	2.92

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the June 30, 2020 exchange rate of 1.3628.

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding stock options, December 31, 2019	5,061,417	$6.23
Issued	73,456	17.19

Exercised	(494,313)	3.01
Outstanding stock options, June 30, 2020	4,640,560	$6.44

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

The fair value of options granted in the three and six months ended June 30, 2020 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

Expected term (years)	3.0
Forfeiture rate	0%
Volatility	50.6%
Dividend yield	0%
Risk-free interest rate	1.63%
Weighted-average fair value per option	$6.46

For the three and six months ended June 30, 2020, the Company recorded share-based compensation of $0.9 million and $2.1 million (three and six months ended June 30, 2019 - $1.0 million and $2.6 million), with respect to its outstanding stock options.

(b)	Share Unit Plan

As at June 30, 2020, 438,463 share units (December 31, 2019 - 437,463 share units) have been issued to certain officers and employees of the Company pursuant to the Company’s Share Unit Plan and are outstanding. These share units will vest three years from the date of grant by the Board and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Board in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model. The weighted average inputs used in the measurement of fair values at grant date of the 1,000 Share Units granted during the six months ended June 30, 2020 are as follows:

Expected term (years)	3.0
Forfeiture rate	0%
Volatility	44.9%
Dividend yield	0%
Risk-free interest rate	1.82%
Weighted-average fair value per Share Unit	$18.38

During the three and six months ended June 30, 2020, the Company recorded share-based compensation of $1.6 million and $2.2 million (three and six months ended June 30, 2019 - $0.3 million and $0.5 million, respectively), with respect to the share units.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

(c)	Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (“DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive deferred share units (“DSUs”) under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the three and six months ended June 30, 2020, 4,994 DSUs and 37,321 DSUs, respectively, (three and six months ended June 30, 2019 - nil) were issued to independent directors.

As at June 30, 2020, the fair value of the DSU liability was $0.5 million (December 31, 2019 - $nil) which has been recognized in other non-current liabilities with a corresponding $0.2 million and $0.5 million recognized in share-based compensation expense for the three and six months ended June 30, 2020, respectively.

(d)	Warrants

As at June 30, 2020, 2,766,662 (December 31, 2019 - 2,866,662) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 1.45 years.

(e)	Net Income (Loss) per Share

	Three months	Three months
	ended	ended
	June 30, 2020	June 30, 2019
Weighted average number of common shares outstanding	85,933,443	85,032,841
Dilutive effect of warrants	2,540,190	2,876,266
Dilutive effect of stock options	2,297,641	2,787,819
Dilutive effect of Share Units	657,695	-
Weighted average number of diluted common shares outstanding	91,428,969	90,696,926
Net income attributable to owners of the Company	$7,526	$15,111
Basic net income per share attributable to owners of the Company	0.09	0.18
Diluted net income per share attributable to owners of the Company	0.08	0.17

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Weighted average number of common shares outstanding	85,846,319	84,920,351
Dilutive effect of warrants	-	2,902,700

Dilutive effect of stock options	-	2,578,226
Weighted average number of diluted common shares outstanding	85,846,319	90,401,277
Net income (loss) attributable to owners of the Company	$(45,227)	$30,434
Basic net income (loss) per share attributable to owners of the Company	(0.53)	0.36
Diluted net income (loss) per share attributable to owners of the Company	(0.53)	0.34

For the six months ended June 30, 2020, the potentially dilutive effect of warrants and stock options are excluded from the dilutive net loss per share calculation as the Company incurred a loss for the period and all dilutive instruments would be anti-dilutive.

9. Revenue

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Copper concentrate
- sales within Brazil	$26,315	$44,924	$77,536	$93,156
- export sales	27,596	19,414	36,439	28,392
- price adjustments on provisionally priced sales	2,634	373	(1,285)	2,658
Gold
- export sales	14,215	11,763	25,815	24,309
	$70,760	$76,474	$138,505	$148,515

Under the terms of the Company’s contract with its primary customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price.  The final sales price for all shipments in a month is determined at the end of the month in which the sale is recognized.  As at June 30, 2020, there were no sales subject to provisional pricing.  During the three and six months ended June 30, 2020, the Company recognized $2.6 million and $(1.3 million), respectively, (three and six months ended June 30, 2019 - $0.4 million and $2.7 million) in price adjustments related to provisionally priced sales.

10. Cost of Product Sold

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Materials	$4,374	$6,024	$9,356	$10,641
Salaries and benefits	6,767	11,042	15,457	20,155
Depreciation and depletion	9,228	11,181	19,677	23,279
Contracted services	4,329	7,086	9,852	12,788
Maintenance costs	3,422	4,734	7,015	8,828
Utilities	1,886	2,958	4,289	5,271
Other costs	108	257	279	460
	$30,114	$43,282	$65,925	$81,422

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

11. General and Administrative Expenses

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Accounting and legal	$307	$421	$505	$758
Amortization and depreciation	33	41	65	82
Office and sundry	1,431	1,562	3,037	2,888
Provisions	212	(113)	555	47
Salaries and consulting fees	3,305	3,997	6,856	7,571
Incentive payments	682	567	1,855	1,134
Transfer agent and filing fees	54	38	172	123
Travel and conference	49	614	531	1,147
	$6,073	$7,127	$13,576	$13,750

12.	Finance Expense

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Interest on loans and borrowings	$2,542	$2,740	$5,274	$5,873
Loss on interest rate swap derivative	195	992	2,018	1,828
Accretion of mine closure and rehabilitation provision	191	1,440	459	2,731
Interest on lease liabilities	60	72	137	201
Other finance expenses	(143)	1,154	1,608	2,575
	$2,845	$6,398	$9,496	$13,208

13.	Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Foreign exchange on USD denominated debt in Brazil	$(2,996)	$1,574	$(29,869)	$1,438
Realized foreign exchange on derivative contracts (note 15)	(4,363)	(14)	(7,014)	709
Unrealized foreign exchange on derivative contracts (note 15)	(8,485)	9	(61,140)	(256)
Other	(478)	14	(221)	(596)
	$(16,322)	$1,583	$(98,244)	$1,295

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

14.	Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three and six months ended June 30, 2020 was $1.8 million and $3.6 million, respectively ($1.5 million and $2.9 million for the three and six months ended June 30, 2019, respectively). In addition, 43,456 options and 37,321 DSUs were issued to non-executive directors during the six months ended June 30, 2020, respectively (125,000 options for the six months ended June 30, 2019). $1.6 million and $2.9 million was recognized in share-based compensation expense for the three and six months ended June 30, 2020, respectively, for options, Share Units, and DSUs issued ($1.3 million and $3.1 million for the three and six months ended June 30, 2019, respectively).

During the three and six months ended June 30, 2020, key management personnel exercised 223,555 and 248,555 options, as well as 100,000 warrants, for cash proceeds to the Company of $0.5 million and $0.6 million, respectively (110,000 options for cash proceeds of $0.2 million for the three and six months ended June 30, 2019, respectively).

15.	Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at June 30, 2020, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, deposits, financial investments and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At June 30, 2020, the carrying value of loans and borrowings is $183.3 million while the fair value is approximately $184.3 million. The effective interest rates used to amortize these loans are a close approximation of market rates of interest at June 30, 2020 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Cash and cash equivalents	$51,617	$21,485
Restricted cash	750	1,500
Accounts receivable	1,538	7,680
Deposits and other non-current assets	1,011	2,396
	$54,916	$33,061

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

The Company invests cash and cash equivalents as well as restricted cash with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the six months ended June 30, 2020 nor recognized a provision for credit losses.

(i) Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $399.4 million with an average floor rate of 4.00 BRL to US Dollar and an average cap rate of 4.67 BRL to US Dollar (December 31, 2019 - notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from July 1, 2020 to March 29, 2022 and are financially settled on a net basis. The fair value of these contracts at June 30, 2020 was a liability of $61.2 million, (December 31, 2019 - $nil) which was included in Derivatives in the statement of financial position. The change in fair value of foreign exchange collar contracts was a loss of $8.5 million and $61.1 million for the three and six months ended June 30, 2020, respectively, (a nominal gain and a loss of $0.3 million for the three and six months ended June 30, 2019, respectively) and has been recognized in foreign exchange loss. In addition, during the three and six months ended June 30, 2020, the Company recognized a realized loss of $4.4 million and $7.0 million, respectively (a nominal loss and a realized gain of $0.7 million for the three and six months ended June 30, 2019, respectively) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $4.6 million, Brazilian Real denominated lines of credit of $4.1 million, and Brazilian Real denominated equipment finance loans of $2.1 million. Based on the Company’s net exposure at June 30, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at June 30, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 7). The floating interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at June 30, 2020 was a liability of $3.2 million (December 31, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The change in fair value of $0.2 million and $2.0 million for the three and six months ended June 30, 2020, respectively, was included in finance expense.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At June 30, 2020, the Company has not entered into any commodity derivative contracts.

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

16. Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from two customers while total revenue from NX Gold is from one customer.

Segmented information is as follows:

Three months ended June 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$56,545	$14,215	$-	$70,760
Depreciation and depletion	(8,565)	(663)	-	(9,228)
Other cost of product sold expenses	(17,080)	(3,806)	-	(20,886)
Cost of product sold	(25,645)	(4,469)	-	(30,114)
Sales expenses	(1,114)	-	-	(1,114)
Gross profit	29,786	9,746	-	39,532
Expenses
General and administrative	(3,817)	(213)	(2,043)	(6,073)
Share-based compensation	-	-	(2,723)	(2,723)
Finance income	168	18	344	530
Finance expenses	(780)	(196)	(1,869)	(2,845)
Foreign exchange loss	(15,861)	(440)	(21)	(16,322)
Other income	(413)	(389)	-	(802)
Income (loss) before taxes	9,083	8,526	(6,312)	11,297
Current taxes	(1,506)	(1,292)	-	(2,798)
Deferred taxes	(849)	58	-	(791)
Net Income (Loss)	$6,728	$7,292	$(6,312)	$7,708

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$112,690	$25,815	$-	$138,505
Depreciation and depletion	(18,131)	(1,546)	-	(19,677)
Other cost of product sold expenses	(37,468)	(8,780)	-	(46,248)
Cost of product sold	(55,599)	(10,326)	-	(65,925)
Sales expenses	(2,396)	-	-	(2,396)
Gross profit	54,695	15,489	-	70,184
Expenses
General and administrative	(8,565)	(693)	(4,318)	(13,576)
Share-based compensation	-	-	(4,772)	(4,772)
Finance income	285	58	654	997
Finance expenses	(3,421)	(528)	(5,547)	(9,496)
Foreign exchange loss	(95,510)	(2,704)	(30)	(98,244)
Other income	(963)	(532)	-	(1,495)
Income (loss) before taxes	(53,479)	11,090	(14,013)	(56,402)
Current tax expense	(1,923)	(1,966)	-	(3,889)
Deferred tax recovery	14,575	429	-	15,004
Net Income (Loss)	$(40,827)	$9,553	$(14,013)	$(45,287)
Assets
Current	$53,789	$16,238	$20,927	$90,954
Non-current	306,776	19,830	2,770	329,376
Total Assets	$360,565	$36,068	$23,697	$420,330
Total Liabilities	$149,855	$16,590	$158,160	$324,605

Three months ended June 30, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$64,711	$11,763	$-	$76,474
Depreciation and depletion	(9,542)	(1,639)	-	(11,181)
Other cost of product sold expenses	(27,198)	(4,903)	-	(32,101)
Cost of product sold	(36,740)	(6,542)	-	(43,282)
Sales expenses	(1,107)	-	-	(1,107)
Gross profit	26,864	5,221	-	32,085
Expenses
General and administrative	(3,671)	(784)	(2,672)	(7,127)
Share-based compensation	-	-	(1,292)	(1,292)
Finance income	93	4	9	106
Finance expenses	(3,069)	(362)	(2,967)	(6,398)
Foreign exchange gain (loss)	1,601	-	(18)	1,583
Loss on debt settlement	(1,783)	-	-	(1,783)
Other income	140	(31)	-	109
Income (loss) before taxes	20,175	4,048	(6,940)	17,283
Current taxes	(1,778)	(900)	-	(2,678)
Deferred taxes	490	161	-	651
Net Income (Loss)	$18,887	$3,309	$(6,940)	$15,256

Ero Copper Corp.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2019	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$124,206	$24,309	$-	$148,515
Depreciation and depletion	(19,304)	(3,975)	-	(23,279)
Other cost of product sold expenses	(48,287)	(9,856)	-	(58,143)
Cost of product sold	(67,591)	(13,831)	-	(81,422)
Sales expenses	(2,414)	-	-	(2,414)
Gross profit	54,201	10,478	-	64,679
Expenses
General and administrative	(7,166)	(1,291)	(5,293)	(13,750)
Share-based compensation	-	-	(3,135)	(3,135)
Finance income	110	114	18	242
Finance expenses	(6,528)	(647)	(6,033)	(13,208)
Foreign exchange gain (loss)	1,309	-	(14)	1,295
Loss on debt settlement	(1,783)	-	-	(1,783)
Other income	822	335	-	1,157
Income (loss) before taxes	40,965	8,989	(14,457)	35,497
Current taxes	(4,804)	(2,092)	-	(6,896)
Deferred taxes	1,767	371	-	2,138
Net Income (Loss)	$37,928	$7,268	$(14,457)	$30,739
Assets
Current	$56,321	$9,472	$5,151	$70,944
Non-current	314,697	19,493	2,871	337,061
Total Assets	$371,018	$28,965	$8,022	$408,005
Total Liabilities	$115,392	$13,996	$138,500	$267,888

17.	Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $20.4 million as at June 30, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.